SECURITIES AND EXCHANGE COMMISSION

		       Washington, D.C.  20549


			      FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
		      ACT OF 1934 [FEE REQUIRED]

	     For the Fiscal Year Ended December 31, 1996

				 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
		 EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


		   Commission File Number 000-20371


	  GULF STATES UTILITIES COMPANY EMPLOYEES' THRIFT PLAN
		       (Full title of the plan)



			  ENTERGY CORPORATION
				639 Loyola
		     New Orleans, Louisiana  70113
	  (Issuer and address of principal executive office)

		      GULF STATES UTILITIES COMPANY
			 EMPLOYEES' THRIFT PLAN

			   Table of Contents


							    Page
							   Number
							   Herein

(a)Financial Statements:

   Report of Independent Accountants                          3

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1996            4

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1995            5

   Statement of Changes in Net Assets Available for
     Benefits with Fund Information- For the Year Ended
     December 31, 1996                                        6

   Notes to Financial Statements                              7

(b)Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
     Purposes - as of December 31, 1996                      13

   Item 27d - Schedule of Reportable Transactions -For the
     Year Ended December 31, 1996                            14

   Signature                                                 15

(c)Exhibit:

     Consent of Coopers & Lybrand L.L.P.                     16

	       REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustee and Participants of the
Gulf States Utilities Company Employees' Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employees' Thrift Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.
New Orleans, Louisiana
June 20, 1997

				   GULF STATES UTILITIES COMPANY
				       EMPLOYEES' THRIFT PLAN
	     STATEMENT OF NET ASSETS AVAILABLE BENEFITS WITH FUND INFORMATION
				     As of December 31, 1996



											   Fund Information
						  Entergy                                                    Investment
						Corporation    Acorn        Guardian   Puritan    Savings     Contract    Participant
				       Total     Stock Fund     Fund         Fund       Fund       Fund        Fund        Loans
Assets:
  Investments:
    Cash and temporary cash
       investments                  $1,610,704  $   11,679   $   74,708          -   $ 17,324   $1,442,026  $    11,126   $ 53,841
    Equity securities:
      Entergy Corporation common
      stock, 36,648 shares           1,012,401   1,012,401                                  -            -            -          -
    Mutual funds                     2,908,372                2,159,459   $417,529    331,384            -            -          -
    Fixed income securities:
      U. S. Treasury and govern-
	 ment agency securities        200,500                                              -      200,500            -          -
     Guaranteed investment contracts   352,679                                              -            -      352,679          -
     American Express Trust Fund       756,917                                              -            -      756,917          -
  Loans to Participant                 473,355                                              -            -            -    473,355
				    ----------------------------------------------------------------------------------------------
     Total investments               7,314,928   1,024,080    2,234,167    417,529    348,708    1,642,526    1,120,722    527,196

  Contributions receivable              70,582                   36,112      8,786      6,634        8,502       10,548          -
  Other receivables                    281,378      11,458      223,319     24,831      8,095       11,620        2,055          -
				    ----------------------------------------------------------------------------------------------
     Total assets                    7,666,888   1,035,538    2,493,598    451,146    363,437    1,662,648    1,133,325    527,196

Liabilities:
  Other liabilities                    849,130      21,727                  18,525          -      803,598        5,280          -
				    ----------------------------------------------------------------------------------------------
Net Assets Available for
   Benefits                         $6,817,758  $1,013,811   $2,493,598   $432,621   $363,437   $  859,050   $1,128,045   $527,196
				    ==============================================================================================


See Notes to Financial Statements.

			    GULF STATES UTILITIES COMPANY
				EMPLOYEES' THRIFT PLAN
	 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
			       As of December 31, 1995

											Fund Information
						    Entergy                                                 Investment
						  Corporation    Acorn     Guardian   Puritan   Savings     Contract   Participant
				      Total        Stock Fund     Fund      Fund       Fund      Fund        Fund       Loans
Assets:
  Investments:
    Cash and temporary cash
      investments                      $757,049    $ 16,352      $36,760     $7,181    $11,713   $589,706     $95,300          $37
    Equity securities:
      Entergy Corporation common
       stock, 32,587 shares             953,170     953,170            -          -          -          -           -            -
    Mutual funds                      1,805,835       -        1,441,281    210,303    154,251          -           -            -
    Fixed income securities:
      U. S. Treasury & government
	agency securities               348,250       -                -          -          -    348,250           -            -
      Guaranteed investment
	contracts                       596,682       -                -          -          -          -     596,682            -
      American Express Trust Fund       407,955       -                -          -          -          -     407,955            -
  Loans to Participant                9,907,170       -                -          -          -          -           -    9,907,170
				     ---------------------------------------------------------------------------------------------
     Total investments               14,776,111     969,522    1,478,041    217,484    165,964    937,956   1,099,937    9,907,207

  Contributions receivable              111,718      15,265       43,936      8,730      5,025     16,849      21,913            -
  Other receivables                      24,880       3,042        4,953      1,756        337     11,181       3,611            -
				     ---------------------------------------------------------------------------------------------
     Total assets                    14,912,709     987,829    1,526,930    227,970    171,326    965,986   1,125,461    9,907,207

Liabilities:
  Other liabilities                      16,300       7,091        8,039          -          -          -       1,170            -
				     ---------------------------------------------------------------------------------------------
Net Assets Available for Benefits   $14,896,409    $980,738   $1,518,891   $227,970   $171,326   $965,986  $1,124,291   $9,907,207
				    ==============================================================================================


See Notes to Financial Statements

			GULF STATES UTILITIES COMPANY
			   EMPLOYEES' THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
		   For the Year Ended December 31, 1996


										 Fund Information
						  Entergy                                                   Investment
						Corporation     Acorn       Guardian    Puritan   Savings    Contract Participant
				      Total      Stock Fund     Fund          Fund        Fund      Fund       Fund     Loans
Net Assets Available for Benefits
  Beginning of Year                $ 14,896,409   $ 980,738   $ 1,518,891   $ 227,970  $ 171,326 $ 965,986 $ 1,124,291 $9,907,207

Increases:
  Investment income:
    Dividends                           123,028      63,230        24,991      25,290      9,268         -         249          -
    Interest                            385,374       8,999       205,570       6,114      5,813    69,442      68,756     20,680
    Net realized and unrealized
      appreciation (depreciation)
      of investments                    209,698     (62,086)      140,172      37,243     25,358   (22,618)     91,629          -
				   ----------------------------------------------------------------------------------------------
	Total investment income         718,100      10,143       370,733      68,647     40,439    46,824     160,634     20,680
				   ----------------------------------------------------------------------------------------------
  Employee contributions                715,597      85,685       310,986      72,756     55,103    83,451     107,616          -
  Employer contributions -net of
    forfeitures                         295,714      34,135       118,282      28,759     25,809    40,493      48,236          -
				   ----------------------------------------------------------------------------------------------
       Total increases                1,729,411     129,963       800,001     170,162    121,351   170,768     316,486     20,680
				   ----------------------------------------------------------------------------------------------
Decreases:
  Distributions to withdrawing
    participants and other, net         125,938       9,415         4,117       1,705          -   117,776      47,634    (54,709)
				   ----------------------------------------------------------------------------------------------
      Total decreases                   125,938       9,415         4,117       1,705          -   117,776      47,634    (54,709)

  Net increases before transfers      1,603,473     120,548       795,884     168,457    121,351    52,992     268,852     75,389

  Net transfers to affiliated plans  (9,682,124)          -       (23,179)                     -   (48,211)    (91,487)(9,519,247)
  Net transfers between the funds                   (87,475)      202,002      36,194     70,760  (111,717)   (173,611)    63,847
				   ----------------------------------------------------------------------------------------------
  Net increase (decrease)            (8,078,651)     33,073       974,707     204,651    192,111  (106,936)      3,754 (9,380,011)
				   ----------------------------------------------------------------------------------------------
  Net Assets Available for Benefits
     End of Year                    $ 6,817,758  $1,013,811   $ 2,493,598   $ 432,621  $ 363,437  $859,050  $1,128,045  $ 527,196
				   ==============================================================================================

  See Notes to Financial Statements.


		       GULF STATES UTILITIES COMPANY
			  EMPLOYEES' THRIFT PLAN
		       Notes to Financial Statements



1. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the Statement of Net Assets Available for Benefits With Fund Information and the Statement of Changes in Net Assets Available for Benefits With Fund Information for the Gulf States Utilities Company Employees' Thrift Plan (Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged against net assets in the period the liability arises. Net assets available for benefits as of December 31, 1996 and 1995, and the net decrease in net assets available for benefits for each of the years differ from that reported in the Form 5500 as follows:

					      Net Assets Available
						 for Benefits
					      1996            1995

	As reported herein                 $6,817,758     $14,896,409
	Accrued benefits payable               (5,477)        (16,300)
					   ----------     -----------
	To be reported in Form 5500        $6,812,281     $14,880,109
					   ==========     ===========

						Net Decrease in
				      Net Assets Available for Benefits
					      1996             1995

	As reported herein                ($8,078,651)  ($130,871,292)
	Accrued benefits payable               10,823       4,993,319
					  -----------   -------------
	To be reported in Form 5500       ($8,067,828)  ($125,877,973)
					  ===========   =============

   The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Interest and Dividend Income: Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Investments:   Cash   equivalents  are   valued   at   cost,   which
   approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date in compliance with the
   Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Purchases and sales of securities are accounted for on the trade date.

   The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate.

   Listed below are the investment contracts as of December 31, 1996:

					    Interest    Contract
					      Rate       Value

   Allmerica Financial                        5.42%   $117,358
   Continental Assurance Company              5.72%    119,480
   Provident Life & Accident Insurance        5.53%    115,841
						      --------
	Total guaranteed investment contracts         $352,679
						      ========

   The carrying value of loans to participants approximates fair value.

   Expenses: All costs and expenses incurred in the direct purchase  or sale  of  securities and fees charged under the Investment  Contract
   Fund  are  charged  to participants' accounts.   All  administrative
   expenses of the Plan are borne by Entergy Gulf States, Inc. (formerly Gulf States Utilities Company, referred to herein as the Company), except for those of the Savings Fund which are paid from plan assets. The Plan reserves the right to have future administrative expenses for the other funds paid from the Plan's assets.

   Tax   status:  The  Internal  Revenue  Service  issued  a  favorable determination letter on June 19, 1995, stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Use  of  estimates in the preparation of financial statements:   The
   preparation of the Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the
   Statement   of   Net  Assets  Available  for  Benefits   with   Fund
   Information as of December 31, 1996 and 1995, and the reported amounts in the Statement of Changes in Net Assets Available for Benefits with Fund Information during fiscal year 1996. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in 1996 Plan financial statements.

   Concentration of credit risk: The Plan provisions include an option to invest in certificates of deposit with a small number of banks. For deposit insurance purposes, the certificates of deposit are considered to be owned by each participant and insured up to $100,000 per participant. However, the insurance coverage of $100,000 per participant will be available only if the bank issuing the certificate of deposit is eligible to accept "brokered deposits" under the FDIC Improvement Act of 1991. Currently, there are no Plan investments in such assets.

   The Plan invests in government notes and securities which include direct obligations of the United States Government (U.S.), or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the U.S.

   The Plan invests in GICs which are subject to credit risk with respect to the insurance companies. The potential credit risk of the GICs as of December 31, 1996 is $352,679. The Plan provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.

2. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General:   The  Plan is a defined contribution plan of the Company
   and  is  subject to the provisions of  ERISA.   The  ERISA
   provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan information.

   Eligibility: The Plan is available to active River Bend Steam Electric Generating Station (River Bend) bargaining employees of Entergy Operations, Inc. as of October 31, 1995 who have completed one year of service and worked 1,000 or more hours. See "Entergy Corporation/Gulf States Utilities Company Merger" below.

   Contributions: Contributions made by or on behalf of participants are deposited with Hibernia National Bank of New Orleans as Trustee for the Plan. Participants may elect to contribute, through payroll deductions, two to six percent of their base salary (basic). The Company will make matching contributions to the
   Plan in an amount equal to fifty percent of a participant's basic contribution (matching). Participants may contribute an additional two to ten percent of their base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1996 401(k) contribution was $9,500 per participant.

   Investments: Employee and Company contributions made on behalf of participants are invested by the Trustee as specified by each participant. Earnings on participant contributions are allocated based on participants' account balances as of the first day of each month.

   In 1977, the Company amended the Plan to eliminate the investment option in the Company's $4.40 and $9.75 Dividend Preferred Stocks; consequently, no employees are making contributions under this option. In 1995, the remaining balances in the Preferred Stock fund were transferred or withdrawn.

   Participants may direct contributions to the following investment options:

	Entergy Corporation Stock Fund - Funds are invested in common stock of Entergy Corporation.

	Acorn Fund - Funds are invested in common stocks of small and medium sized companies, including international companies. This mutual fund invests with the objective of long-term capital appreciation.

	Guardian Fund - Funds are invested in a large number of common stocks of long-established, high quality
	companies.   This mutual fund invests with the objective
	of capital appreciation first, and then secondarily for current income.

	Puritan Fund - Funds are invested in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.
	This mutual fund invests with the objective of obtaining as much income as possible, consistent with the preservation and conservation of capital.

	Savings Fund - Funds are invested in savings accounts and certificates of deposit, and other investments backed by the full faith and credit of the United States of America and its agencies and instrumentalities.

	Investment Contract Fund - Funds are invested in various investment contracts and cash reserves and pooled or commingled funds holding investment contracts and similar fixed income investments.

   As of December 31, 1996, the Plan had the following number of participants in each investment option:
						 Number of
						Participants

	   Entergy Corporation Stock Fund           102
	   Acorn Fund                               178
	   Guardian Fund                             79
	   Puritan Fund                              63
	   Savings Fund                              95
	   Investment Contract Fund                  98

   Vesting:   Amounts contributed by participants and the  Company  are
   fully vested at time of deposit.

   Plan termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the
   provisions of ERISA.    In the event of Plan  termination,
   participants would receive the total value of their accounts, determined as of the date of termination.

   In-Service  withdrawals:   While employed,  participants may, with
   certain restrictions, withdraw all or a portion of  the  value of
   their basic and supplemental contributions after-tax.    These
   withdrawals may be subject to a ten percent premature distribution tax unless the participant is age 59-1/2 or older. The Plan also has a financial hardship withdrawal provision.

   Loans  to  participants:   The Plan has  a  loan  provision  whereby
   participants who are actively employed may borrow an amount from their eligible account(s) based on the balance of such account(s). The amount borrowed is deducted from the participant's eligible account(s) and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service and is not retired, the remaining principal balance of the loan is treated as a taxable distribution and may be subject to a ten percent penalty unless the amount is repaid in full within a specified period from the date of separation.

   Distributions upon separation from service:   Upon leaving the
   Company, participants become eligible to receive a single-sum distribution of the entire vested value of the Plan accounts. There are certain provisions regarding account balances under $3,500 and attaining age 70-1/2.

   Asset value per unit: The number of units and net asset value per unit for the funds as of December 31, 1996 and December 31, 1995 were as follows:

					 1996          1995
       Entergy Corporation Stock Fund:
       Number of units                  36,648       32,587
       Net Asset Value per unit         $27.66       $30.10

       Acorn Fund:
       Number of units               1,669,406    1,203,618
       Net Asset Value per unit          $1.49        $1.26

       Guardian Fund:
       Number of units                 277,458      169,839
       Net Asset Value per unit          $1.56        $1.34

       Puritan Fund:
       Number of units                 260,159      137,688
       Net Asset Value per unit          $1.40        $1.24

       Savings Fund:
       Number of units                 744,802      863,356
       Net Asset Value per unit          $1.15        $1.12

       Investment Contract Fund:
       Number of units                 968,921    1,015,379
       Net Asset Value per unit          $1.16        $1.11

   Inactive  accounts:   Participants are allowed, under the provisions
   of the Plan, to defer receipt of their vested account balance upon separation from the Plan until age 70 1/2. The amount allocated to such participants was $85,904 at December 31, 1996.

   Other:    The following represents investments in excess of
   five percent of the current value of net assets available for benefits as of December 31, 1996 and 1995:

   Investment                 December 31, 1996   December 31, 1995

   Entergy Corporation
      Common Stock Fund          $1,012,401           $  953,170
   Acorn Fund - mutual funds     $2,159,459           $1,441,281
   Guardian Fund - mutual funds  $  417,529                    -
   American Express Trust        $  756,917                    -
   Participant Loans             $  473,355           $9,907,170

3.  Entergy Corporation/Gulf States Utilities Company Merger

   On May 5, 1994, the Board of Directors of Entergy Corporation (Board) approved the combination of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) and the Plan. This combination was approved by the Entergy Gulf States Board of Directors on May 23, 1994.

   On January 1, 1995, the non-bargaining employees of Entergy Gulf States began making new contributions to the Entergy Savings Plan. In April 1995, the non-bargaining employees' and inactive participants' assets were transferred from the Plan to the Entergy
   Savings Plan.   Bargaining unit employees, other than River Bend
   bargaining employees, joined the Entergy Savings Plan on October 1, 1995 and their assets were transferred in October 1995. The River Bend bargaining employees elected to remain in the Plan. During 1995, the Plan transferred $71,777,638 in cash and $39,867,964 in securities to the Entergy Savings Plan.

   During 1996, the plan transferred the outstanding loan balance to the Savings Plan of Entergy Corporation and Subsidiaries for bargaining unit employees of Entergy Gulf States, other than River Bend.

			 GULF STATES UTILITIES COMPANY
			   EMPLOYEES' THRIFT PLAN
	     ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
			  As of December 31, 1996

							     Number of
Description of Investment                                      Shares         Cost         Current Value
Cash and temporary cash investments                                          $1,610,704      $1,610,704
									     ==========      ==========
Entergy Corporation Common Stock, $.01 par *                   36,648        $  857,085      $1,012,401
									     ==========      ==========
Mutual Funds:
Acorn Investment Trust - Acorn Fund                           143,581        $1,819,827      $2,159,459
Neuberger & Berman Equity Trust - Guardian Fund                16,291           391,024         417,529
Fidelity Puritan Fund Incorporated - Puritan Fund              19,222           325,293         331,384
									     ----------      ----------
	Total Mutual Funds                                                   $2,536,144      $2,908,372
									     ==========      ==========
Government Notes and Securities:
   U.S. Treasury Notes
      5.875% due 7/31/97 DD 7/31/95                           200,000        $  200,531      $  200,500
									     ==========      ==========
Investment Contracts:                              Interest  Maturity
						     Rate      Date
						  --------  --------
Allmerica Financial
   GA-#92030                                        5.42%     09/30/97       $  117,358      $  117,358
Continental Assurance Company
   Group Number GP 12825                            5.72%     03/31/97          119,480         119,480
Provident Life & Accident Insurance
   Contract #62-05486                               5.53%     09/30/97          115,841         115,841
									     ----------      ----------
									     $  352,679      $  352,679
									     ==========      ==========
American Express Trust Fund                                    17,824        $  714,233      $  756,917
									     ==========      ==========
Participant Loans (Rate 8.25%  -  8.5%)                                      $        -      $  473,355
									     ==========      ==========
Total Assets Held for Investment Purposes                                    $6,271,376      $7,314,928
									     ==========      ==========
*  Denotes a party-in-interest to the plan


			GULF STATES UTILITIES COMPANY
			   EMPLOYEES' THRIFT PLAN
	     ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
		   For the Year Ended December 31, 1996

							       Selling or
				   Number of     Purchase      Redemption                  Gain/
Description of Transactions       Transactions    Price (1)     Price (1)      Cost (1)    (Loss)
Purchase Transactions

Fidelity U.S.
Treasury Portfolio II, B               242     $7,131,516            -             -         -




Selling Transactions

Fidelity U.S.
Treasury Portfolio II, B               128              -    $5,056,930    $5,056,930        -




(1)  Amounts include all fees incurred in connection with the transaction.


			     SIGNATURE


      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


				     GULF STATES UTILITIES COMPANY
				     EMPLOYEES' THRIFT PLAN


				     By:  /s/ William O. VanAs
					    William O. VanAs
					      Director of
					    Employee Benefits



Dated: June 30, 1997

		 CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Entergy Gulf States, Inc. (formerly Gulf States
Utilities Company) on Form S-8 (File No. 2-76551) of our report dated June 20, 1997, on our audits of the financial statements and supplemental schedules of the Gulf States Utilities Company Employees' Thrift Plan as of December 31, 1996 and 1995 and for the year ended December 31, 1996 which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 23, 1997